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                    July 21, 2023

       Jason Pesile
       Senior Vice President, Finance and Accounting
       Vaxxinity, Inc.
       505 Odyssey Way
       Merritt Island, FL 32953

                                                        Re: Vaxxinity, Inc.
                                                            Form 10-K for Year
Ended December 31, 2022
                                                            File No. 001-41058

       Dear Jason Pesile:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Life Sciences